VERIS GOLD CORP.

Management’s Discussion and Analysis

For the three month period ended March 31, 2014

The following management’s discussion and analysis (‘‘MD&A’’) is intended to supplement the condensed consolidated financial statements of Veris Gold Corp. (the “Company” or “Veris”) for the three month period ended year ended March 31, 2014, and related notes thereto, which have been prepared in accordance with IAS 34 – Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (”IASB”).

Readers are encouraged to consult the Company’s audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2013 for additional details. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. All figures are in United States dollars unless otherwise noted. The MD&A has been prepared as of May 15, 2014.

The Company’s shares are listed on the TSX (trading symbol – “VG”) and the Frankfurt Stock Exchange (trading symbol – “NG6A”) and at May 15, 2014 the Company had 154,378,365 shares outstanding.

2014 FIRST QUARTER OVERVIEW

Key operating results:

•	In the first quarter of 2014 the Jerritt Canyon operations produced 26,434 payable ounces in the three month period ending March 31, 2014 (“Q1-14”), representing a 13% decrease from the 30,461 ounces produced in the three month period ending March 31, 2013 (“Q1-13”), largely a result of the January and March shutdown periods as described further below.

•	On March 11, 2014, in conjunction with completing the renewal process for the Company’s Class I Operating Permit and required installation of new monitoring points for the new permit, the Company commenced its annual maintenance shutdown of the Jerritt Canyon mill operations located in Elko County, Nevada. As anticipated, the shutdown lasted three weeks with the Jerritt Canyon Mill operations restarting on April 1, 2014, subsequent to the Company receiving its Class I Operating Permit on March 31, 2014. During this period the Company continued mining activities to build up the available high grade stockpile inventory, with a total high grade stockpile 146,152 tons delivered containing approximately 26,599 ounces.

•	Total mine production for Q1-14 was 230,052 tons containing an estimated 36,854 ounces of gold, a 12% increase from the 205,166 tons mined in Q1-13 and a 13% increase in contained ounces of gold compared with 32,636 ounces mined in Q1-13 . The primary contributor to the improvement in tons and overall grade arose from a full quarter of production from the Starvation Canyon mine, delivering 68,820 tons of mined ore containing an estimated 11,820 ounces of gold. This mine commenced commercial operations in the second quarter of 2013.

•	In Q1-14, the Jerritt Canyon roaster facility achieved total average throughput of 1,946 tons per day (“TPD”), 30% less than the 2,778 TPD achieved in Q1-13, primarily resulting from the January 2014 shutdown resulting from the December 2013 arc flash incident and the 21 day mill maintenance shutdown in March 2014. Adjusting for these two shutdown periods, the Q1-14 average TPD processed per operating day through the mill was 3,127 tons, still below target primarily due driven by the slow restart of operations in January.

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Key financial information:

•	The Company sold 27,597 ounces in Q1-14, a 7% decrease from the 29,776 ounces sold in Q1-13 primarily due to the decreased production resulting from the January and March 2014 shutdowns.

•	The Company recorded a net loss of $13.8 million, during Q1-14, a $7.3 million increased loss from the $6.5 million net loss recorded in Q1-13. Gold sales revenue in Q1-14 was $35.6 million compared to $45.4 million in Q1-13, driven by a 21% (over $330) decrease in the price-per-ounce of gold sold and a 7% decline in the number of ounces sold in Q1-14 compared to Q1-13.

OVERVIEW

Veris Gold Corp. (“Veris” or the “Company”) is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out in the United States and Canada. Gold is produced in the form of doré, which is shipped to refineries for final processing. The profitability and operating cash flow of Veris is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the extent of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs. Veris is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Veris receives its revenues through the sale of gold in U.S. dollars, while costs are incurred in both U.S. and Canadian currencies. Therefore, movements in the exchange rate between the Canadian and the U.S. dollars have an impact on profitability.

Jerritt Canyon

The Jerritt Canyon operation consists of a roaster milling facility and three underground mines, Starvation Canyon, Smith and SSX-Steer, and is located in Nevada, U.S.

Jerritt Canyon Operating Highlights

(dollars in thousands except for per ounce amounts)

	Q1 2014	Q4 2013	Q3 2013	Amended Q2 2013 (2)
Gold (troy ounces)
Payable Ounces Produced	26,434	33,533	37,544	38,018
Gold Ounces Sold	27,597	31,557	42,760	36,590
Gold sales (2)	$35,631	$40,622	$56,993	$44,936
Cost of gold sold	$35,418	$46,023	$49,095	$42,141
Average gold price per ounce (1)	$1,291	$1,281	$1,331	$1,388

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	Q1 2013	Q4 2012	Q3 2012	Q2 2012
Gold (troy ounces)
Payable Ounces Produced	30,461	31,754	35,524	25,249
Gold Ounces Sold	29,776	32,198	31,763	24,073
Gold sales	$45,360	$51,799	$51,487	$36,386
Cost of gold sold	$44,944	$36,265	$36,889	$39,530
Average gold price per ounce (1)	$1,625	$1,703	$1,667	$1,606

(1) From Q3 2011 to Q2-2013 the calculated average gold price per ounce includes an adjustment for the amount of consideration ($850 per ounce) that is withheld by Deutsche Bank as repayment of the forward gold purchase agreement. With the change in accounting in Q3-2013 this adjustment is no longer required.

(2) Gold Sales amount does not include either (a) toll milling revenue, which commenced in Q2-2013 (Q4-2013: $3.1 million, Q3-2013: $3.3 million, Q2-2013: $1.7 million); nor (b) gold produced from Starvation Canyon and sold during the Q2-2013 where for accounting purposes the mine was treated as a development asset (2,453 ounces or $3.5 million gold sales).

Mining

The Company mined a total of 230,052 tons in the Q1-14, containing an estimated 36,854 ounces. This mining production represents a 12% increase from 205,166 tons of mine production in Q1-13; and is a 13% increase in the estimated 32,746 ounces mined in Q1-13. The majority of this additional mine production in Q1-14, compared to Q1-13, arose from the Company’s newest mine, the Starvation Canyon mine, which began delivering ore early in the second quarter of 2013 and reached production levels intended by management in mid-2013.

In Q1-14 Small Mine Development, LLC (“SMD”) delivered approximately 111,439 tons of ore containing an estimated 17,177 ounces of gold from the Smith mine. This represents mine production of 1,225 tons-per-day (“TPD”) in Q1-14, in line with the targeted 1,200 TPD. This is a slight decrease of mined ore from the Smith mine from Q1-13, which was 114,659 tons mined, containing an estimated 19,902 ounces, an average of 1,274 TPD for that quarter. The estimated average blended grade achieved at the Smith mine was 0.15 ounces-per-ton (“OPT”) in Q1-14, a decrease from the 0.17 OPT achieved in Q1-13 and 0.16 opt in Q4-13 as the mine focused on development.

The first quarter of 2014 was the third complete quarter of full mine production from the Starvation Canyon mine which opened in the Q2-13. In Q1-14 approximately 68,820 tons of ore was mined containing an estimated 11,824 ounces, an average grade of 0.17 OPT. This mining rate translates to over 764 TPD for the quarter above the 700 TPD that was targeted. The Company continues to explore opportunities to increase future production levels from Starvation Canyon.

Mine production at the Company operated SSX-Steer mining complex (“SSX”) was 49,793 tons for Q1-14, containing and estimated 7,853 ounces. This is approximately 553 TPD in Q1-14, significantly less than the 1,000 TPD targeted and less than the 980 TPD achieved in Q1-13. This is a decrease of mined ore from the SSX mine from Q1-13 which was 89,225 tons mined containing an estimated 12,734 ounces which represents a 44% and 38% decrease, respectively. The estimated Au grade achieved from the Q1-14 production was 0.16 OPT which was higher than that achieved in Q1-13 at 0.14 OPT. The decreased performance in the SSX mine is attributable to low equipment availability (lack of parts) and the lack of mine supplies including cement. The Company has additional plans in place to achieve higher and more consistent production from the SSX-Steer mine.

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The two mill shutdowns in Q1-2014 resulted in significantly lower overall mill production in comparison to Q1-13. However, with the 2014 annual mill maintenance completed as of March 31, 2014, and the upcoming commencement of underground mining at the new Saval mine, the Company is in a good position to achieve the 2014 production targets. The Company exited the first quarter of 2014 with a high grade stockpile of 146,152 wet tons containing approximately 26,599 ounces which will be processed until mid-May when the first batch of Newmont ore will be toll milled. Although mine equipment availability due to shortage of parts and maintenance support is still an ongoing issue at the SSX-Steer mine, mine production from Smith and Starvation Canyon are meeting and exceeding the targets, partially driven by the redirection of supplies to the two higher grade mines during the down periods. The Company continues to explore opportunities to optimize production output from the SSX-Steer mine and expects this to improve as mill production resumes.

Processing

The Jerritt Canyon roaster facility processed approximately 175,108 tons in Q1-14, a 31% decrease from the approximately 252,758 tons processed through the roasters in Q1-13. The decrease in mill throughput in Q1-14 compared to Q1-13 arose primarily due to the 21 day maintenance shutdown in March, 2014; and, from the 13 day shutdown in January-2014 that carried forward from the unanticipated shutdown of operations that commenced in mid-December. As discussed in the annual 2013 MD&A, the December, 2013 to January, 2014 shutdown was caused by an electrical arc flash incident that occurred in the primary crushing building during a scheduled down period on December 19, 2013, which was compounded by further issues that arose on December 19, 2013 when the refinery heat exchanger (“HX”) failed as a result of an oil leak and required replacement. The HX issue and the accident resulted in the Shutdown lasting throughout December, 2013 and into January, 2014. The roaster milling facility, and all other areas affected by the HX and Accident, became fully operational on January 14, 2014 although it took an additional two weeks to reach normal operating levels again.

Exploration

Underground Definition Drilling (Contractor and Veris) – Smith, SSX, and Starvation Canyon Mines

For the Q1-14 a total of 470 cubex reverse circulation definition drill holes totaling 50,330 feet were completed at the Smith, SSX-Steer, and Starvation Canyon (“Starv”) underground mines by Veris and SMD.  SMD continued drilling underground definition drill holes using their own cubex (RC) drill in the Smith mine, focusing on Zones 2, 4, and 8 where a total of 33,670 feet in 389 drill holes were completed.  The Company drilled a total of 11,750 feet in 55 cubex drill holes in the SSX mine at Zones 1 and 5. Of the SSX total, 4 of the drill holes totaling 405 feet were drilled for exploration. In addition, 43 cubex drill holes totaling 8,580 feet were drilled by SMD in the 6980 axS1, axs2, and Main axsl headings at the Starvation Canyon mine by SMD. Of the Starv total, 13 drill holes totaling 3,270 feet were drilled for exploration.

Underground Diamond Drilling (Contractor) – SSX Mine:

No underground contract diamond drilling was done during Q1-14. Two drill stations have been developed in the SSX Zone 1 exploration drift in preparation for recommencement of these drilling operations once the Company restructuring is completed and the required monies become available. The underground diamond drilling ceased in late November to conserve cash and focus on other mine development priorities. No final diamond drill hole assays were received in Q1-14 but there are a number of SSX drill hole assays in progress.  The goal of the 2013 and 2014 underground diamond drilling program is to convert resources to reserves and to explore for additional resources in order to extend the current 6 year Life of Mine plan (as identified in the current December 31, 2012 NI 43-101 Technical Report).

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During Q1-14, additional construction for the planned 1,000+ foot long SSX exploration drift from Zone 1 to Zone 9 totaled approximately 130 feet. As of March 31, 2013 the drift face has advanced a total of 310 feet from the initial base point. Additional excavation of this drift is planned in 2014 and will eventually become a development drift. This drift is critical in order to help convert resources to reserves at the northeastern Zone 9 West Mahala inferred resource pod and to allow additional near-mine exploration from several new drill stations as well as expand access for mining in Zone 1. Drilling will start from the drift once the Company restructuring is completed and the 2014 exploration monies are secured and approved by Management.

Surface Exploration

The Company did not conduct any surface exploration drilling at Jerritt Canyon during Q1-14.

A total of 34,500 feet of proposed drilling is included in the 2014 Exploration budget. Detailed planning continues for the 2014 surface exploration programs. Drilling targets are being prioritized and will include both underground and open pit resources. Primary areas under consideration for drill testing include: West Starvation Canyon, West Mahala, Mahala Basin, ND Fault Zone (Bidart), Warm Creek, and Pie Creek.

Modeling

Geological modelling and updated block models were completed at the three active underground mines in Q1-2014 to support the mining operations. Current drill hole databases in each mine area were used to generate these model updates.

Environmental

During Q4-13 the Company and the NDEP negotiated and executed a second modified consent decree (the “Second Modified CD”), removing many of the completed requirements included in the previous modified Consent Decree. As well, the modifications further refined the timelines for the remaining restoration projects, primarily the engineering, design, implementation and testing of facilities for the treatment of water seepage from the RDA sites that were resurfaced in 2012 and 2013. In conjunction with these revised timelines for the water treatment plans, the Second Modified CD also includes an agreement by the Company to secure $10 million of bonding before May 30, 2014, to provide surety for the potential treatment solutions that will be put in place once the testing proves successful. By securing this bonding the Company can avoid the outstanding potential penalties and interest amounts totaling as much as $10.6 million due to the NDEP resulting from past compliance matters with the CD. As of the date of this MD&A the bonding has not yet been established however the Company is in ongoing discussions with third party insurers and the NDEP to finalize the anticipated timing for the placement of the required bonding. The Company has recorded a provision of $10.6 million for penalties which could be payable in the event that the Company is unable to place the required bonding under the Modified CD.

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The primary focus in Q1-14 was on compliance and completion of key components of the Second Modified CD, including the submission engineering design changes (EDCs) for treatment at the Snow Canyon and Gracie RDAs along with an plans to rejuvenate the existing treatment at Marlboro Canyon RDA. The Company has received approval on all EDCs, a significant step towards the extinguishment of the Second Modified Consent Decree. The Company also commenced operations of the DASH water treatment plant on March 25. The treatment plant addresses multiple methods for sulfate and TDS removal from various water streams including reverse osmosis (RO) membrane treatments and an active method that involves lime and barium carbonate addition. RO was not tested at bench scale, so operation of the pilot system will yield initial results for RO as a water treatment option. The initial phase of the lime and barium addition project is to validate the bench scale dosing rates for full scale operation and is currently in progress.

Additional items in the Second Modified CD relating to mercury emissions from the refinery were also addressed and resolved during the quarter. In the fourth quarter of 2013, the Company received approval to modify the configuration of the refinery emission control system. The furnace was ducted to a single control device and the remaining units, including the wet strip process and retort, were ducted to an alternate control device. Emissions testing was conducted in January to determine the amount of mercury being emitted from retort and smelt furnace. The furnace complied fully with the Second Modified CD limits but the retort, which was previously in compliance, did not. The Company modified the refinery ducting a final time to allow all the dry processes (retort and furnace) to be ducted to a single control device and the wet processes (strip circuit) to be ducted to an alternate control device. With this change in place the subsequent emissions test the retort along with all other circuits with an emission limit specified in the Second Modified CD met the requirement.

The Company made additional efforts to extinguish the CD by ensuring all required operating permits are in place. On March 31, 2014 the Company was issued a new Class I Air Quality Operating Permit. This permit is the first air quality operating permit issued to the Jerritt Canyon facility since 2004.

On April 22, 2009, the Company received a notice of complaint from the U.S. Department of Justice (“DOJ”) representing the Environmental Protection Agency (“EPA”), alleging the Company had violated specific provisions of the Resource Conservation and Recovery Act relating to the generation, storage, handling, and disposal of hazardous wastes at the Jerritt Canyon facility.  The Company responded to the allegations and had numerous discussions with the EPA on the matter in order to determine the nature of the violations.  In December of 2013 the Company negotiated a tentative settlement with the DOJ and the EPA which involves entering into a Consent Decree (“CD”) outlining the ongoing reporting requirements of the Company and, once this CD is ultimately and duly entered by a court of competent jurisdiction, a settlement payment of $1.0 million will be due within 60 days thereof.  No admission of fault has been made with respect to these matters.  Based on numerous factors, including economic considerations such as the ultimate cost and time required to prepare a defense of this matter, the Company made the decision, without any admission of wrong doing, that it would be better served with a settlement arrangement.

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On September 30, 2013, the EPA filed an administrative complaint in EPA Region IX against the Company alleging violations of the Emergency Planning and Community Right-to-Know Act for the alleged failure to properly file Toxic Release Inventory Form Rs.  The Company has responded to the EPA and been engaged in ongoing discussions with the EPA in order to determine the nature of the alleged violations.  Discussions continue to proceed toward a possible settlement and discussions on settling the matter without admitting liability are actively underway.  The final outcome and the extent of any potential liability or settlement payment(s), if any, is not yet determinable.

Ketza River

The Company did not conduct any exploration drilling in Q1-14 at Ketza River.  During the quarter, the Company continued to collect additional environmental baseline data to support the company’s permitting activities, including water quality and flow data. The Company is still pursuing a water license for the existing tailings pond. Maintenance activities and environmental monitoring associated with the existing tailings pond is ongoing with some activities mandated by regulatory authorities. Cleanup of the existing mill facility also continued during the fourth quarter.

The Company continued to work on providing supplementary information as requested by the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) as part of their assessment of the proposed re-opening of the mine. However, midway through Q1-2014 much of this work was put on hold due to the lack of funds and prioritization of the Jerritt Canyon project.  The Company received approval from YESAB in Q3-2013 to extend the adequacy review submission date to July 31, 2014.

Other permitting work in Q1-14 included the preparation of the application for renewal of the company’s Quartz Mining Land Use permit which expires in June 2014. This application requires submissions to the Yukon Government Energy, Mines, and Resources (EMR) Department and YESAB and will enable the Company to engage in additional exploration work. The Company finished the post-season 2013 report documenting the actual exploration disturbance quantities and reclamation activities undertaken during the 2013 field season. The Company also submitted a preseason 2014 exploration report to the Mining Land Use Department at the end of Q1-14 as part of the Operating Plan obligations.

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SUMMARY OF QUARTERLY RESULTS

(in thousands of dollars, except for share and per share amounts)

	Q1 2014	Q4 2013	Q3 2013	Amended Q2 2013	Q1 2013	Q4 2012	Q3 2012(1)	Q2 2012
Statement of Operations
Gold Sales	$35,631	$40,622	$56,993	$44,936	$45,360	$51,799	$51,487	$36,386
Toll Milling	-	3,054	3,304	1,710	-	-	-	-
Revenue	$35,631	$43,676	$60,297	$46,646	$45,360	$51,799	$51,487	$36,386
Cost of gold sold	35,418	44,705	49,095	42,141	44,944	36,265	36,889	39,530
Gross margin before D&D (2)	213	(1,029)	11,202	4,505	416	15,534	14,598	(3,144)
(Loss) income from operations	(7,085)	(41,336)	4,504	(2,733)	(5,528)	(22,034)	8,479	(7,167)
(Loss) income before taxes	(13,448)	(57,536)	(18,178)	5,848	(5,436)	(21,404)	9,027	(8,807)
Net (loss) income	(13,819)	(47,797)	(18,170)	5,856	(6,542)	(12,884)	9,027	(8,313)
Basic net (loss) income per share	(0.09)	(0.31)	(0.15)	0.05	(0.06)	(0.13)	0.09	(0.09)
Weighted average # of shares outstanding (000's)	154,378	154,265	117,609	107,641	107,641	101,008	99,653	95,641
Statement of Financial Position
Cash and cash equivalents	1,503	1,161	643	5,241	7,103	9,295	6,873	4,320
Total assets	$315,113	$312,951	$347,283	$339,908	$341,215	$348,459	$364,975	$346,900

(1)	After the completion and commissioning of key upgrades the Jerritt Canyon operations achieved steady state production levels in June 2012 which continued throughout the remainder of 2012 and into 2013.
(2)	Gross margin before depreciation & depletion (“D&”D) is a non-GAAP measure that the Company considers to be a good indicator of the Company’s achieved operating results before being adjusted for non-cash D&D to arrive at mine operating earnings.

RESULTS OF OPERATIONS

The Company had a net loss of $13.8 million in Q1-14, $7.3 million higher than the loss of $6.5 million in the first quarter of 2013 (“Q1-13”). The increased loss in 2014 is primarily the result of the following:

•	$1.6 million higher loss from operations due primarily to a $1.7 million increase in depreciation and depletion driven by the commissioning of both the Starvation Canyon mine and the second tailing facility in mid-2013; $0.2 million decreased gross margin before D&D resulting from lower gold prices despite a lower cost of production; offset by a $0.3 million reduction in G&A from reduced salaries and benefits;

•	$4.6 million in increased interest expense due primarily to the recognition of $3.1 million in interest on the Senior Secured Gold Facility (“SSG”) (previously a non-financial gold forward and now a financial instrument recorded at amortized cost using the effective interest method), $0.7 million increase in convertible debt interest as a result of increased convertible debt balances outstanding, $0.5 million increase in interest on trade payables due to increased overdue payables balances, and $0.2 million increase in interest on forward contracts;

The decline in gross-margin before D&D in Q1-14 compared to Q1-13 is attributable to a 21% decline in the market price of gold offset by a 21% decline in the cost of sales per ounce . The average price of gold realized declined from $1,625 per ounce, in Q1-13, to $1,291 per ounce in Q1-14. This diminished gold price resulted in the equivalent loss of Q1-14 gold revenues of approximately $9.2 million.

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Revenue:

For Q1-14, the Company realized gold sales of $35.7 million on the sale of approximately 27,597 ounces of gold, this compares to $45.4 million on sales of approximately 29,776 ounces of gold sold in Q1-13. The number of gold ounces sold in Q1-14 decreased slightly (7%) despite production being stopped for over 13 days in January 2014 and 21 days in March 2014 (the “Shutdowns”). The primary driver of the lower revenue in Q1-14 versus Q1-13 was the lower gold price achieved on ounces sold, a 21% decline from Q1-13.

The Company did not have any toll milling revenue in Q1-14 because it allocated all available milling capacity to process the Company’s increased high grade ore stockpiles which were generated during the Shutdowns. In Q1-13 the Company did not have any toll milling revenue because it had not yet entered into toll milling agreements.

Gross-margin before D&D:

In Q1-14, the Company had income of $0.2 million in Gross Margin before D&D compared to income of $0.4 million in Q1-13. This $0.2 million decrease was driven by the 21% decrease in gold price as previously discussed offset by the 21% improvement in operating costs per ounce. The $9.5 million, or 21%, decrease in cost of sales, from $44.9 million in Q1-13 to $35.4 million in Q1-14, resulted primarily from decreased mine production and associated costs as cash costs per ounce declined from $1,509 in Q1-13 to $1,283 in Q1-14. The most significant contributor to this decreased production being the Shutdowns which were offset by additional production from the Starvation Canyon mine which had no production in Q1-13. Starvation Canyon mine produced over 68,820 tons of ore and generated approximately $8.4 million in costs in Q1-14 which were not incurred in Q1-13. As a result of the Shutdowns the increased mine production did not result in an increase in overall gold production. The Shutdowns, and resulting repairs and maintenance, also contributed to additional cost-of-sales being incurred in Q1-14, mainly in the form of contract labor.

Depreciation and depletion (“D&D”):

The Company had $5.9 million in depreciation and depletion in Q1-14 compared to $4.2 million in Q1-13. The increase in D&D resulted from an increase in the depreciable and depletable asset base, primarily from the commissioning of the Second Tailing Facility in Q3-14 as well as increased depletion from the Starvation Canyon mine which commenced commercial operations in Q2-13.

G&A expense:

In Q1-14 the Company incurred G&A expense of $1.4 million compared to the $1.8 million incurred in Q1-13. There were no share based payment expenses included in either Q1-13 or Q1-14. As noted previously these expenses are for corporate head office and transactions costs and are primarily comprised of salary and benefit costs as well as professional and consulting fees, incurred predominantly in Canadian dollars. The $0.4 million decrease in Q1-14 from Q1-13 though partially explained by the weakening of the Canadian dollar was mostly driven by decreased salaries, professional services fees, as well as travel and investor relations costs.

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Interest expense:

Interest expense is comprised:

	Three months ended March 31,
	2014	2013
Interest on senior secured gold facility	$(3,147)	$-
Interest on convertible debt	(1,170)	(462)
Interest on trade payables	(477)	-
Accretion of decommissioning and rehabilitation provisions	(465)	(373)
Interest on finance leases	(115)	(112)
Interest on forward contracts	(167)	-
Other interest (expense) income	(89)	(40)
	$(5,630)	$(987)

Interest expense in Q1-14 was $5.6 million compared to $1.0 million in Q1-13. The $4.6 million in increased interest expense is primarily from $3.1 million in interest on the Senior Secured Gold Facility (previously a non-financial gold forward and now a financial instrument recorded at amortized cost using the effective interest method), $0.7 million increase in convertible debt interest as a result of increased convertible debt balances outstanding, $0.5 million increase in interest on trade payables outstanding, and a $0.2 million increase in interest on forward contracts. The Senior Secured Gold Facility was previously a gold forward with gold delivery at discounted settlement prices recorded in revenue in Q1-13 but was a financial liability measured at fair value using the effective interest method in Q1-14 with resulting interest of $3.1 million recorded in interest expense. The increase in convertible debt was driven by the issuance of the $10 million senior unsecured promissory note in Q2-13 and the increase in interest on trade payables relates to interest charged on outstanding amounts due to SMD.

Finance and transaction costs:

Finance and transaction costs in Q1-14 were $0.3 million compared to the $0.6 million in Q1-13. As described above, these costs are comprised of the expensed portion of costs incurred on financing activities undertaken in the period; as well as the amortization of previously deferred transactions costs, incurred on financing activities. The decrease in these costs in Q1-14 compared to Q1-13, was due to the Senior Secured Gold Facility related deferred transaction costs, and the amortization thereof, no longer existing as part of the July 1, 2013 accounting treatment change. These amortization costs were $0.5 million Q1-13, with no such amortization in Q1-14.

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Derivative gain (loss):

Derivative gains (losses) are comprised of:

	Three months ended March 31,
	2014	2013
(Loss) gain on warrants	$(283)	$758
(Loss) gain on revaluation of gold forwards	(44)	1,333
Gain (loss) on convertible debt embedded derivatives	61	(4)
Gain on senior secured gold embedded derivatives	66	-
	$(200)	$2,087

Non-cash derivative losses in Q1-14 were $0.2 million compared with gains of $2.1 million in Q1-13. Warrants denominated in Canadian dollars are revalued at each reporting period with change in fair value recorded to net income. Increased volatility in the Company’s share price in Q1-14 resulted in increased value of the warrants with resulting non-cash losses in Q1-14. In Q1-13, decreases in the Company’s share-price resulted in decreases in the value of the warrants with resulting non-cash gains.

Derivative losses of $44.0 thousand were recognized in Q1-14 on a derivative gold forward that the Company entered into in the same period. Derivative gains of $1.3 million were recognized in Q1-13 relating to two other derivative gold forwards, with no gains or losses incurred in Q1-14. The derivative gains incurred in Q1-13 were the result of declines in the market-price of gold decreasing the amount of the liabilities; throughout Q1-14 the suggested cash-settlement floor price of the gold-forward liabilities was greater than the amount the liability would be based on the prevailing market-price of gold, thus no significant gains or losses were recognized in Q1-14.

Environmental costs:

Environmental rehabilitation costs are those required to complete reclamation of historic environmental disturbance that was determined and incurred during the current year. Environmental rehabilitation costs of $0.5 million in Q1-14 were consistent with $0.4 million incurred in Q1-13.

LIQUIDITY

Cash and cash equivalents increased from $1.2 million at December 31, 2013 to $1.5 million at March 31, 2014. As at March 31, 2014 the Company had a working capital deficiency of $177.3 million compared to a working capital deficiency of $167.1 million at December 31, 2013. This decrease in working capital is primarily the result of: a $8.6 million increase in accounts payable; a $2.4 million decrease in accounts receivable due to the receipt of toll milling revenue; a $3.2 million increase in the revalued Senior Secured Gold Facility using the effective interest method; $4.2 million increase in forward contracts due to a new gold forward entered into in Q1-14; offset by a $8.2 million increase in inventories, the majority of which is related to stockpile inventory that was generated during the March Shutdown.

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Operating:

During the quarter ended March 31, 2014 the Company recorded a net loss of $13.8 million, which, after adjusting for non-cash items and positive changes in working capital of $5.8 million, resulted in operating cash inflows of $3.0 million.

This compares to the quarter ended March 31, 2013 where the Company incurred a net loss of $6.5 million, which, after subtracting non-cash items, positive changes in working capital of $12.4 million; and subtracting $4.2 million in cash-settled deferred revenue liabilities, resulted in operating cash inflows of $0.8 million.

The $5.8 million cash inflow resulting from changes in non-cash working capital in Q1-14 are the result of a $2.4 million decrease in accounts receivable; a $11.1 million increase in accounts payable; offset by a $7.7 million increase in inventories. The $12.4 million cash inflow resulting from changes in non-cash working capital in Q1-13 are the result of a $1.1 million decrease in accounts receivable; an $8.6 million increase in accounts payable; and a $2.7 million decrease in inventory.

Investing:

Capital cash expenditures

	Three months ended March 31, 2014
(in thousands)	Jerritt Canyon	Ketza River	Corporate	Total
Mineral Properties	$4,902	$325	$-	$5,227
Property, plant and equipment	1,474	-	-	1,474
	$6,376	$325	$-	$6,701

	Three months ended March 31, 2013
(in thousands)	Jerritt Canyon	Ketza River	Corporate	Total
Mineral Properties	$7,080	$254	$-	$7,334
Property, plant and equipment	1,877	-	14	1,891
	$8,957	$254	$14	$9,225

Significant property, plant and equipment capital expenditures in Q1 2014 include the following:

•	Mobile and mining equipment ($1.1 million)
•	Mill facilities and equipment ($0.4 million)

Significant property, plant and equipment capital expenditures in Q1 2013 include the following:

•	Environmental and new tailings facility infrastructure ($0.2 million)
•	Mobile equipment ($0.4 million);
•	Snow blowing equipment ($0.3 million);
•	Various mill related equipment ($0.7 million)

Nevada mineral property expenditures during 2014 included the approximate amounts: Smith mine development ($1.3 million); Starvation Canyon mine development, ($3.0 million); SSX mine development, ($0.4 million); and, Jerritt Canyon exploration expenditures ($0.2 million).

Nevada mineral property expenditures during Q1-14 include payments for exploration and evaluation programs at West Mahala; as well as the construction of underground infrastructure and mine development at the Smith, Starvation, and SSX mines.

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Exploration at Ketza River remained minimal and consistent as the Company continued evaluating available data for the preparation of responses regarding the YESAB proposal.

Financing:

There were no financing activities during the first quarter of 2014 or 2013. In the fourth quarter of 2013 the Company closed a public offering of 8,488,780 Units at a price of C$0.405 per Unit and 6,515,628 Flow-Through Units at a price of C$0.43 per Unit for gross proceeds of $5.9 million. Each Unit and Flow-Through Unit was comprised of one common share of the Company and one half of one common share purchase warrant. Each whole Unit and whole Flow-Through Unit Warrant has an exercise price of C$0.50 and entitles the holder thereof to acquire one common share of the Company until December 2, 2016. Of the gross proceeds $4.6 million was attributed to common shares and recorded in equity; $1.1 million was attributed to the warrants and recorded in warrant liability; and, $0.2 million was attributed to a flow-through share premium liability. The Company paid agents fees equivalent to 6% ($0.5 million) of the public offering. The agents’ fees were satisfied with $0.4 million in cash, and 300,088 common shares of the Company. The shares had a value of $0.1 million. 81% of the agents fees were recorded in equity and 19% were recorded in transaction costs and finance fees.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the preparation of annual budgets to identify funding requirements early on, if any, and daily forecasting of its cash flows from operations to anticipate investing and financing activities as well as pending treasury requirements.

The Company had a loss from operations of $7.1 million for the three months ended March 31, 2014 (2013 – loss of $5.5 million), and a $3.0 million inflow of cash from operations for the same period (2013 – $0.8 million). At March 31, 2014 the Company had a working capital deficiency of $177.3 million (December 31, 2013 – $167.1 million) and an accumulated deficit of $459.4 million (December 31, 2013 – $445.6 million). The Company is currently in default on the Deutsche Bank Senior Secured Gold Facility due to a failure to deliver the required 4,980 ounces at the end of December (or the cash payment equivalent) and is in regular communications with Deutsche Bank to come to a resolution. Under the terms of the Gold Facility the default cannot be cured and the Company has not made any further deliveries or payments under the Senior Secured Gold Facility, however both parties are actively working to a resolution to ensure the continuation of the Company’s operations for the benefit of all stakeholders.

Throughout the year senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on hand to meet expected operating expenses for 60 days. The operations have undergone significant upgrades in the last several years which have had a significant impact on the mill throughput capacity and also resulted in the ramp up of the SSX-Steer mine and the opening of a third mine in Q2-2013, Starvation Canyon, adding a significant level of production to the operation. Through these investments the profitability and stability of the operations has significantly improved, however additional financing has been required to support this growth and assist in the servicing of the Senior Secured Gold Facility. The unexpected shutdown in December 2013 and January 2014 as well as the 21 day shutdown which occurred in March of 2014 significantly increased the need for the Company to continue pursuing additional financing to meet the ongoing operational and capital requirements to ensure continuity of operations. The Company has also undertaken significant negotiations with current creditors to work out revised plans for future settlement.

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There can be no assurance that the Company will succeed in these negotiations or possibly experience further interruptions or delays in operations. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to curtail operations activities.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities at March 31, 2014:

	Less than 3 months	4 to 12 months	1 to 2 years	Greater than 2 years	Total
Accounts payable and
accrued liabilities	$93,021	$-	$-	$-	$93,021
Finance lease obligations	924	2,418	1,403	184	4,929
Convertible debt	10,457	-	11,277	2,506	24,240
Forward contracts	28,298	-	-	-	28,298
Senior secured debt facility	89,446	-	-	-	89,446
At March 31, 2014	222,146	2,418	12,680	2,690	239,934

CAPITAL RESOURCES:

The Company had a cash balance of $1.5 million as of March 31, 2014. The Company has a total of $56.2 million of cash classified as restricted at March 31, 2014 (December 31, 2013 - $56.4 million), primarily related to cash restricted under the existing bonding requirements for the future reclamation at the Jerritt Canyon property.

The Company invested the funds from the December 2013 public offering to assist with payments to the Senior Secured Gold Facility, to upgrade and refurbish the dry mill equipment at its Jerritt Canyon mill operations, and to fund general working capital. The Company invested the funds from the August 2013 public offering and September 2013 private placement into the refurbishment of its Jerritt Canyon mill operations; continued development of the underground mine facilities at the existing mines as well as at the Saval 4 Gold Mine; to fund bonding required for future reclamation obligations; to ensure that debt payments are met; and for general working capital purposes. Proceeds from the Flow-Through Units will be used for the funding of exploration activities at the Company's Ketza River property in the Yukon.

The Company invested the funds from the December 2012 public offering primarily into the development of the Starvation Canyon mine but also for funding required bonding obligations and general working capital purposes. The Company further funded the commencement of development on Saval 4 and completed the development of Starvation Canyon with $8 million drawn from the performance reserve funds relating to the August 2011 Forward Gold Purchase Agreement in February 2013; along with $10 million in proceeds obtained from an eight-month senior unsecured promissory note received in April, 2013, described in detail below in the Commitments section of the MD&A. With development work completed, and the full ramp up of the mine’s operations, it is expected that sufficient funds will be generated to support the ongoing sustaining capital requirements.

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Throughout 2013 the Company pursued opportunities to restructure the existing debt commitments, primarily focusing on increasing the duration of the existing facilities, either by extending the existing terms or through the buyout of the debt under new terms, enabling it to invest further funds into existing operations or pursue further improvements to the capital structure. Due to the events of December and the resulting shutdown, the Company defaulted on the Senior Secured Debt Facility which has further accelerated the need for a complete refinancing of the capital structure, including a Company led buyout of the loan currently in default. To that end the Board of Directors of the Company has appointed a Special Committee, comprised of two independent and one non-independent Director, to review the current options and work with the appointed advisor, Raymond James, to develop and explore other alternatives.

Should the Company be able to extend the terms of the facility or otherwise refinance on longer terms, and possibly negotiate better terms with the subordinated debt holders, this will significantly improve the monthly free cash flow available to sustain the existing operations. The Company believes it can successfully complete this restructuring over the coming quarters and make significant progress in 2014.

COMMITMENTS

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”), which holds more than 10% of the Company’s issued and outstanding common shares. Under the Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. Under the terms of the Agreement, the Company has sold to Deutsche Bank, a Contract Quantity of Gold in the amount of 173,880 ounces to be delivered to Deutsche Bank over a forty-eight month term commencing September 2011. The scheduled future gold deliveries to Deutsche Bank are: (i) 1,000 ounces per month during the first nine months of the term; (ii) 2,000 ounces per month for the following nine months of the term; and, (iii) 4,330 ounces per month for the final thirty-nine months of the term. On February 7, 2012, the Company entered into a Second Forward Gold Purchase Agreement with Deutsche Bank (the “Second Agreement”).  Under this agreement, the Company received a gross prepayment of $20 million, of which net cash proceeds of $18.9 million were received on February 8, 2012, in exchange for the future delivery of 650 ounces of gold per month, over a forty-three month term commencing March 31, 2012, representing total future delivery of 27,950 ounces of gold. As previously discussed, on January 28, 2014, the Company received a notice of default from Deutsche, with respect to payment defaults under the forward gold purchase Agreements. The Notice of Default relates to the failure to make the monthly December gold delivery, or pay the cash equivalent of the gold delivery shortfall, for December, 2013, under each of the Agreements. As of the date of this MD&A neither the scheduled December delivery, nor any other delivery since has been made and the Company continues to be in default on each of the Agreements.

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On November 25, 2010, the Company entered into a gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash. No refined gold was delivered to the counterparty by May 30, 2011, and several extensions of the delivery date have been accepted by the counterparty since that date. As at March 31, 2014, the contract had not been settled. Since May, 2011, the Company has been accruing a late payment penalty of 2.25% per month until the last known maturity date, and has been considering a possible cash payment in lieu of a delivery of physical gold. The Company does not acknowledge any liability to pay interest at the accrued rate or to make any cash payment in lieu of physical gold. The forward contract has been assessed to be a derivative liability and is recorded at fair value at each reporting date. The fair value of the November 2010 forward contract as at March 31, 2014 was $17.3 million (December 31, 2013 - $17.3 million) with no resulting revaluation gains or losses being recognized in the three months ended March 31, 2014 (2013 – gain of $1.0 million) (Note 6(ii)(a)). As at March 31, 2014, the Company and the counterparty were in ongoing negotiations to determine the settlement amount and the amount payable in the event that there is a final outcome of those negotiations could differ significantly from the amount recorded.

On January 12, 2012, the Company entered into a forward sales contract with a related party (Note 10) which required delivery of 3,665 ounces of gold by June 12, 2012 or a cash payment of $6.0 million at the option of the related party. In June 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would be extended to August 30, 2012, resulting in an agreed upon late-settlement charge of 2.25% per month on the outstanding balance being imposed on the Company. This resulted in an additional charge of $0.4 million, or an estimated 165 ounces being due on August 30, 2012. During the second quarter of 2013, the Company and the counterparty agreed to extend settlement of the contract to June 30, 2013. Under the terms of the extension, the counterparty received the option to receive an amount of $6.6 million, or alternatively the right to receive 3,839 troy ounces of refined gold. No settlement was made on either June 30, 2013, or since. As part of the ongoing extension and renegotiation discussions since June 30, 2013, the Company made a payment of $0.5 million to the counterparty in September, 2013, this payment being almost entirely accrued interest. The fair value of the January 2012 forward contract as at March 31, 2014 was $6.9 million (December 31, 2013 - $6.8 million) with $0.2 million in interest expense and no resulting revaluation gains or losses being recognized in the three months ended March 31, 2014 (2013 – $nil interest expense and $0.3 million revaluation gain). As at March 31, 2014, the contract had not been settled and the Company and the counterparty were in ongoing negotiations to extend the settlement date of this forward contract. The Company incurs certain contractor and lease expenses which are charged to the related party and the ultimate settlement of those charges ($0.7 million as at March 31, 2014) will be deducted from the final settlement amounts.

The Company issued unsecured convertible debentures on June 15, 2012, July 19, 2012, and October 11, 2012 for gross proceeds of C$6.0 million, C$4.0 million, and C$2.0 million, respectively (collectively, the "Debentures"). The Debentures bear interest at a rate of 11% per annum and have December 15, 2015, January 19, 2016, and April 11, 2016 maturity dates (the "Maturity Date"), respectively. At the option of the holder, the principal amount of the Debentures, and all interest accrued thereon, will be convertible into common shares of the Company (the "Shares") at any time after expiry of the four month hold period of the Debentures and prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of: (a) $1.50; and, (b) the market price of the Shares, as defined in the TSX Company Manual, discounted by 5% per Share.

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On April 12, 2013, the Company entered into a senior unsecured promissory note, which was amended on May 15, 2013 (the “Note”) with a principal sum of US$10.0 million. The Note bears an interest at a rate of 9% per annum and will mature on December 12, 2013, then January 12, 2014. In connection with the Note, the Company issued to the counterparty (the “Lender”) 3.4 million five-year common share purchase warrants with an exercise price of $1.80 per warrant. In connection with the Note transaction, the Company also paid a finder’s fee equal to 4% of the aggregate gross proceeds to Casimir Capital Ltd. (“Casimir”) and also issued Casimir 100,000 common share purchase warrants with an exercise price of $1.85 and a term of two years from the Closing Date. The Note provides that from and after the maturity date or at the election of the Lender an Event of Default (as defined in the Note), the principal may be converted, in minimum increments of $500,000 and no more than 20% of the original principal of the amended Note in any one 30-day period, into common shares of the Company based on a conversion price equal to the greater of: (a) US$0.50, provided that if the US$0.50 floor price would cause the Lender’s ownership interest in the Company to be greater than 19.9% of the Company’s issued and outstanding common shares, the floor price shall be the price that would cause the Lender’s ownership interest in the Company to be equal to 19.9% of the Company issued and outstanding common shares; and (b) the Market Price (as defined in the TSX Company Manual) of the Company’s common shares discounted by 10% per share. The ability of the Lender to exercise its option to convert the principal into common shares remains subject to TSX approval at the time of the conversion. In addition, pursuant to the terms of the Note, the Company issued to the Lender an additional 500,000 common share purchase warrants with an exercise price of US$1.80 and an expiry date of April 12, 2018. The Company used the proceeds of the Note to complete development of the Starvation Canyon Mine, which commenced production on April 6, 2013. As of December 31, 2013 the US $10 million principal, and accrued interest of $0.5 million, had not been paid and remained outstanding. Subsequent to December 31, 2013 the Company entered into an agreement with the Lender to extend the maturity date of the Note to January 12, 2014, and to amend the exercise price of the related warrants from US$1.80 to CAD$0.50. The amendment to the exercise price of the warrants became effective as of February 14, 2014. The principal amount was not settled on the extended January 12, 2014 maturity date, this resulted in the Company incurring interest on the outstanding balance at a rate of 21% per annum, payable monthly. As at March 31, 2014 the contract had not been settled, the Company was, and continues to be in ongoing negotiations with the counterparty to further extend the settlement date.

OUTLOOK:

During the first quarter of 2014 the Company dealt with a number of challenges, including the continued default on the Senior Secured Gold Facility and two significant shutdowns, one which commenced in December of 2013 and a second which occurred in March of 2014 that lasted a total of 21 days. These challenges impeded the daily operations as cashflow from operations was restricted and availability of credit from critical suppliers became more difficult. The Company continued to make improvements to the operations and meet the compliance requirements of the State, but overall production was significantly down from the targeted 38,000 – 40,000 ounces per quarter with the Jerritt Canyon operations producing 26,434 payable ounces for the quarter. Funds from these gold sales were focused on keeping critical suppliers on site and funding daily operations. No payments were made during this time towards external creditors including the Senior Secured Gold Facility. On March 31, 2014 the Company received its Title V Air Permit from the State after an extensive public consultation period passed with very little interruption. Having completed the annual maintenance plan at that time the operations recommenced on April 1, 2014 and the facility has been running optimally since that time, drawing on high grade stockpiles that had built up during the first quarter.

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Despite these operational setbacks the Company believes it can sustain a production level of between approximately 160,000 to 170,000 ounces from its three existing underground mines (including Starvation Canyon mine) with potential increases coming from a fourth new mine, Saval 4, targeting initial production in the second quarter of 2014. The Saval 4 lies in close proximity to the SSX-Steer mine and will ultimately produce between 200-300 TPD of additional ore with comparable grades to the other mines. Some additional capital will be required to equip and start up this mine; the final amounts are still being assessed due to the ability to use existing resources, but will likely be between $4 to $6 million in development and machinery over the next several quarters as production increases.

To supplement the ores from the property, the Company has an existing toll milling agreement with Newmont USA Ltd. to process up to 45,000 tons per month which extends to December 31, 2014, adding incremental revenues and cash flows to the Jerritt Canyon operation.

As previously noted the Company has substantially completed all items under the Consent Decree, including extensive air emissions control equipment for mercury and other particulates at a number of emission sources at the roaster facility. With the signing of a second modified Consent Decree with the NDEP, the timelines have been revised for completing the remaining items (primarily the RDA seepage treatment) and ongoing requirements have been clearly defined. Testing of treatment methods for RDA seepage commenced in 2013 but will require several seasons to determine the most effective solution and also determine what potential bonding would be needed to secure the completion of that work.  In the interim, as part of modifying the Consent Decree in December, the Company agreed to place $10 million of bonding in lieu of possible penalties (totaling $10.6 million) by May 31, 2014 related to the establishment of the RDA seepage treatment system. These penalties could still be payable in the event the Company is unable to secure the bonding required hence the Company has recorded a provision for this amount. The Company is working with third parties and the State to establish the timing for the placement of the bonding and remains confident in its ability to establish the bonding required. If the ultimate solution requires significantly less surety than has been provided the Company will seek to recover the excess funds from the bonding.

The Company continues to refine the detailed drilling plans for 2014 underground diamond drilling and surface exploration, identifying priority targets so that they can be successfully implemented when funds for drilling become available. There is significant confidence in the long term exploration potential of the Jerritt Canyon property, including additional drilling in the north end beyond the historical drill depths capped at 200 meters and also in the significantly underexplored south end. The near term focus is on developing out from Zone 1 of the SSX-Steer mine targeting resources in the Mahala basin that were identified during previous drill programs. The drift advancement will continue in 2014 with underground drilling occurring at the same time. It is expected that this planned Zone 9 underground resource conversion drilling will increase the required confidence needed in the geostatistics to allow for approximately >200,000 ounces to be converted from inferred resource into reserves.

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The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to obtain additional financing in order to meet its planned business objectives and generate positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources or achieve profitability or positive cash flows. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which values could differ significantly from the going concern basis.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of March 31, 2014.

SUBSEQUENT EVENTS

Subsequent to March 31, 2014 the Company entered into a Heads of Agreement with Eric Sprott for the creation and sale of a 0.5% Net Smelter Returns royalty for proceeds of US$7,500,000. Proceeds were delivered to Veris Gold at the date of closing, April 10, 2014.

The royalty applies to production of gold and silver from the Company's Jerritt Canyon mines and processing plant. The Company has the right, and in certain cases the obligation, to buy back the royalty for the purchase price plus a premium based on the price of gold and the sale price of another royalty to an arm's length third party.

Other than those items discussed above, there are no material events to disclose subsequent to March 31, 2014 to the date of this MD&A.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2014, the Company was charged a total of $0.1 million (2013 - $0.1 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at March 31, 2014 is $0.2 million (as at December 31, 2013 – $0.1 million).

In January 2012 the Company entered into a gold forward contract with a company related by common directors. The fair value of this liability was $6.9 million as at March 31, 2014 (December 31, 2013 - $6.8 million). For the three months ended March 31, 2014, there were no revaluation gains or losses and interest expense of $0.2 million was recognized (2013 – $nil interest expense and $0.3 million revaluation gain) (Note 13).

In July 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the three months ended March 31, 2014, a total of $0.1 million was charged to the Company under this agreement (2013 – $0.1 million). The amount owing at March 31, 2014 is $0.3 million (December 31, 2013 – $0.2 million).

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

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Compensation of key management personnel:

The remuneration of directors and other members of key management personnel during the periods were as follows:

	Three months ended March 31,
	2014	2013
Salaries, directors fees, and short-term benefits	$399	$362
Share-based payments	-	-
	$399	$362

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to management uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Critical accounting estimates that have the most significant effect on the amounts recognized in the financial statements are:

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

At each reporting date, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets are impaired. If such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment. Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest.

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Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of an impairment is recognized as income immediately.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the future price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Decommissioning and rehabilitation provisions

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

Deferred taxation is recognized using the liability method, on unused tax losses, unused tax credits, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred taxation is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the on unused tax losses, unused tax credits, and temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Share based payments and valuation of warrants

The fair value of stock options granted, measured using the Black-Scholes option pricing model, is used to measure share-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted.

When the Company issues Units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model. Those warrants which are denominated in a currency other than the Company’s functional currency are recognized on the statement of financial position as derivative instruments.

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Derivative Instruments

All financial instruments that meet the definition of a derivative are recorded on the statement of financial position at fair value. Changes in the fair value of derivatives are recorded in the statement of operations. Management applies significant judgment in estimating the fair value of those derivatives linked to the price of gold.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued are as follows:

Accounting standards adopted January 1, 2014

i)	IFRIC 21 - Levies (“IFRIC 21”)

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past activity or event (“obligating event”) described in the relevant legislation that triggers the payment of the levy. IFRIC 21 was effective January 1, 2014 and was applied retrospectively. The adoption of this interpretation did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Accounting standards effective January 1, 2015 or later

ii)	IFRS 9 - Financial Instruments (“IFRS 9”)

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Outlook on Future Earnings

Future net earnings will be primarily impacted by gold production. For 2014, the Company has targeted production of 160,000 to 170,000 ounces of gold; and processing an additional 263,600 tons of toll milling ores which will reduce the overall costs per gold ounce sold. The Company is forecasting mining production at its mines to increase in 2014 to over 3,500 tons per day that includes ores from the new Saval 4 underground mine, scheduled to commence operations in the mid-2014.

Items also impacting net earnings include the market price of gold price, and changes in fair values of the Company’s share purchase warrants with an exercise price denominated in Canadian dollars. Changes in the fair value of the share purchase warrants are primarily influenced by the Company’s share price as well as the Canadian to USD exchange rate. Generally, if either the share price or the volatility increase, or the Canadian dollar strengthens against the USD, with other factors remaining constant, the fair value of the warrant liability will increase and the Company will record an expense in its future earnings.

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The IASB has a work plan in effect which continues to amend and add to current IFRS standards. The Company will monitor the progress of this work plan and assess the impact of the changes on the Company on a timely basis.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable and accrued liabilities, borrowings, and derivative liabilities. The Company’s derivative liabilities include forward contracts, the embedded gold derivative component of borrowings, and warrants.

The Company’s financial assets and liabilities are classified as FVTPL and therefore are carried at fair value with changes in fair value recorded in income. Interest income and expense are both recorded in income. The Company’s financial assets and liabilities include cash and cash equivalents, restricted funds, and derivative assets and liabilities. The Company’s derivative liabilities are comprised of: (a) Warrants (considered derivatives due to being denominated in Canadian dollars, a different currency than the Company’s U.S. dollar functional currency); (b) derivative Forward Contracts; and, (c) the gold derivative embedded within the convertible debentures (the “Embedded Derivative”). The fair value of derivative forward contracts are made by reference to the gold spot price at period end. The fair value of the company’s share purchase warrants and embedded derivatives is determined using option pricing models.

Accounts receivables are classified as loans and receivables. Accounts payable and accrued liabilities, as well as the debt component of borrowings are classified as other liabilities and are measured at amortized cost, using the effective interest method. The fair values of accounts receivables, accounts payable and accrued liabilities approximate the carrying value because of the short term nature of these instruments.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks and the strategy for managing these risks are as follows:

Gold price volatility

The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while also being exposed to downward movements in the price of gold. The Company has currently entered into two derivative forward contracts whereby future settlement will be determined by the future market price of gold. As repayment of these obligations is referenced to the gold spot price, increases in the price of gold will increase the cost of payment.

Further, the Senior Secured Gold Facility with Deutsche Bank, entered into on August 12, 2011 and February 7, 2012 includes the obligation to deliver gold, and/or make net-cash settlements that are a derivative of the market price of gold on the date of the scheduled delivery amount.

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Estimates of reserves and resources

Resource estimates involve a certain level of interpretation and professional judgment. In the past the Company opted to utilize the services of Practical Mining LLC and other experienced Independent Consultantsin the National Instrument 43-101 work for both the Jerritt Canyon mine and the Ketza River project. This ensures a consistent methodology is utilized from property to property.

Environmental risk

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. The operations in Nevada are subject to close environmental regulation from the NDEP and the Company is currently operating under the terms of a Consent Decree signed in October 2009. The Company must continue to comply with the terms and deadlines of the Consent Decree or be subject to further fines until it returns to compliance.

Safety risk

The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities since acquiring the property in 2007 to mitigate the impact of these risks. These safety related improvements continue to be a component of the capital budget.

Liquidity risk (ability to raise capital)

The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. The industry continues to go through a period of credit tightening, with heightened security requirements and lowered funding expectations, which present significant challenges to companies attempting to obtain financing. The ability to obtain regular debt financing continued to prove difficult for companies without a sufficient history of sustainable earnings.

The Company was able to obtain funds financing in 2013 and 2012 through both debt and equity markets. The Company was able to raise equity financing with both a public offering and a private placement during 2013. Debt financing in 2013 was done by way of issuing the $10 million Note. 2013 experienced downward pressures on market metal prices, with significant declines in precious metal prices. The fall in the gold price resulted in the exodus of capital in gold equities, and as with most gold-mining companies directly impacted the Company’s market capitalization thus increasing the difficulty to do any significant forms of equity financing without incurring significant dilution. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the finding and developing future gold-bearing ore bodies. The Company’s previously discussed default status with certain creditors has increased the risk relating to the ability to raise capital.

Exploration for future gold resources and reserves

Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to use available resources as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

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OUTSTANDING SHARE DATA

The following is the outstanding share information for Veris as of May 15, 2014:

	# Outstanding (000')
Common shares issued and outstanding	154,378

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding (000')	Exercise price	Years to expiration
Warrants	44,550	$1.50	2.1
Stock options	4,320	$2.82	1.3

DISCLOSURE CONTROLS AND PROCEDURES

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s consolidated financial statements for the year ended December 31, 2013 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Refer below to Internal Control Over Financial Reporting. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the Chief Executive Officers and Chief Financial Officer, has assessed:

(i)	the design and evaluated the effectiveness of the Company’s disclosure controls and procedures and

(ii)	the design of the company’s internal control over financial reporting as of December 31, 2013 pursuant to the certification requirements of National Instrument 52-109. Management has satisfied itself that no material misstatements exist in the Company’s financial reporting at September, 2013.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.verisgold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

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FORWARD LOOKING STATEMENTS

This report contains “forward-looking statements”, including all statements that are not historical facts, and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other factors related.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

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